EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

December 11, 2007

TSX Venture Exchange: EMR

OTC Bulletin Board: EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

EMGOLD GRANTS OPTIONS

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) has granted a total of 7,890,000 incentive stock options to directors, officers, employees and consultants of the Company, exercisable over a five-year period expiring December 11, 2012, at a price of $0.15 per share.  The stock options were issued in accordance with the Company’s 10% rolling stock option plan adopted by the Company’s shareholders on June 8, 2005.

For more information about Emgold, the Idaho-Maryland Gold Project in Grass Valley, the Stewart, Rozan and Jazz Properties in British Columbia, please visit www.emgold.com or www.sedar.com

On behalf of the Board of Directors

David Watkinson, P. Eng.

President, COO and Director

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.